News Release

Kinross provides outlook for 2009

Production expected to rise by 32 per cent as cost per ounce declines

Toronto, Ontario, January 7, 2009 – Kinross Gold Corporation (TSX-K; NYSE-KGC) today provided its outlook for 2009 and an update on key developments.
(This news release contains forward-looking information that is subject to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 6 of this news release. All dollar amounts in this news release are expressed in U.S. dollars, unless otherwise noted.)

Highlights

●
Production[1] for the full year 2008 is expected to be in line with the previously stated guidance range of 1.8 to 1.9 million gold equivalent ounces, an increase of approximately 16 per cent over 2007 production.

●	The average cost of sales[1] for 2008 is expected to be in line with the previously stated guidance range of $425 to $445 per gold equivalent ounce.
●
Full-year production for 2009 is expected to be approximately 2.4 to 2.5 million gold equivalent ounces, consistent with previously stated guidance for the year, an increase of approximately 32% over 2008 production.

●	The average cost of sales per gold equivalent ounce for 2009 is expected to be in the range of $390-420.
●	Capital expenditures for 2009 are forecast to be approximately $460 million.
●
As mentioned previously, Kinross is now in the process of assessing goodwill impairment. As a result, Kinross expects to record a goodwill impairment accounting charge in the range of $900 million to $1.2 billion at year end, related primarily to goodwill recorded in the 2007 Bema acquisition.

 CEO Message
Tye Burt, Kinross President and CEO, made the following comments in relation to Kinross’ 2009 outlook:

“Kinross had a truly outstanding year in 2008. We delivered on our commitments with record production, the successful start-up of our three growth projects, and two major acquisitions. Kinross went against industry trends by growing our production and cash flow while our costs decreased over the year.

“In 2009, we will continue to execute on our strategic plan to grow cash flow and continually improve our portfolio of assets. Our three new projects at Paracatu, Kupol and Buckhorn are expected to increase production by approximately 32 per cent compared to 2008, while significantly reducing our overall cost of sales per ounce. As a result, we expect strong cash flow from our operations in 2009.

“We will continue to pursue opportunities to optimize Kinross mines and new projects. At current operations, we will be driving improvements and organic growth, including our heap leach project at Fort Knox, as well as potential expansions at Paracatu and Maricunga which are under preliminary review. We will also be preparing the foundations for our next round of new projects, including Lobo Marte and Fruta del Norte. In the third quarter, we also expect to update the market on options for Cerro Casale.

KINROSS GOLD CORPORATION	40 King St. West, 52nd Floor	TEL: 416-365-5123
	Toronto, Ontario, Canada	FAX: 416-363-6622
	M5H 3Y2	TOLL FREE: 866-561-3636	www.kinross.com

“As always, we will maintain a disciplined financial approach in order to preserve our liquidity and financial flexibility, while maximizing opportunities for further growth and increased cash flow.”

2008 preliminary operating results

In 2008, Kinross expects to have produced approximately 1.8 to 1.9 million gold equivalent ounces, in line with its previously stated guidance for the full year. Based on a preliminary review of fourth quarter costs, Kinross expects its full-year average cost of sales for 2008 to to be in line with its previously stated cost of sales guidance range of $425 to $445 per gold equivalent ounce. Kinross will provide a final statement of its 2008 production and cost of sales as part of its fourth quarter and year-end 2008 financial results, which will be issued on February 18, 2009. The Company will also issue an updated mineral reserve and resource statement at that time.

2008 preliminary goodwill impairment

As mentioned in the Company’s November 5, 2008 news release, Kinross is in the process of conducting its annual goodwill impairment test for all reporting units carrying goodwill. On a preliminary, unaudited basis, Kinross expects to record a goodwill impairment accounting charge in the range of $900 million to $1.2 billion at year-end. The bulk of this impairment relates to goodwill recorded as part of the 2007 Bema acquisition, for which the impairment test is being conducted for the first time.

The goodwill impairment accounting methodology was adopted by the company in 2005 and is described in our financial statements. Business acquisitions are accounted for using the purchase method whereby goodwill is attributed to various factors (see footnote 2 at the end of this release).

At least on an annual basis, the Company evaluates the carrying amount of goodwill by comparing the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount.  Any excess of the carrying value over the fair value is charged to earnings.   The application of this methodology resulted in a substantial goodwill impairment in 2003 relating to the last acquisition made by the company for which goodwill was recorded.

Outlook for 2009

In 2009, Kinross expects to produce approximately 2.4 to 2.5 million gold equivalent ounces, consistent with its previously stated guidance for the year. This is an increase of approximately 32 per cent over 2008 production and reflects the impact of new production from the Paracatu expansion, Kupol, and Buckhorn, offset somewhat by reduced production due to the sale of Julietta in 2008 and expected lower tonnages at Round Mountain in 2009.

Cost of sales per gold equivalent ounce is expected to average between $390 and $420 for the full year 2009. The forecast reduction in cost of sales per ounce compared to 2008 is primarily due to the expected full-year impact of new lower cost production from the Paracatu expansion, Kupol and Buckhorn. The Company has prepared forecasts for 2009 production and average cost of sales on both a gold equivalent and by-product accounting basis, as summarized in the table below:

KINROSS GOLD CORPORATION	Kinross provides outlook for 2009

Accounting Basis	2009 (forecast)

Gold equivalent basis
Production (gold equivalent ounces)	2.4-2.5 million
Average cost of sales per gold equivalent ounce	$390-420
By-product basis
Gold ounces	2.2 – 2.3 million
Silver ounces	12.0-12.5 million
Average cost of sales per gold ounce	$360-390

Material assumptions used to forecast cost of sales are: a gold price of $750 per ounce, a silver price of $12.00 per ounce, an oil price of $75 per barrel, and 2.10 Brazilian reais to the U.S. dollar, 1.20 Canadian dollars to the U.S. dollar, 28 Russian roubles to the U.S. dollar and 600 Chilean pesos to the U.S. dollar. Taking into account existing currency and oil hedges, a 10% change in foreign currency rates would be expected to result in an approximate $5 impact on our cost of sales per ounce, a $10 per barrel change in the price of oil would be expected to result in an approximate $2 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $5 impact on our cost of sales per ounce as a result of a change in royalties.

Capital expenditures for the full year 2009 are forecast to be approximately $460 million, of which approximately $145 million relates to growth projects (primarily the Fort Knox project, Paracatu, and Cerro Casale), $57 million to pit development (Round Mountain, La Coipa and Maricunga), $50 million to mine development (Crixas, Kupol and Buckhorn), $18 million to leach pad development (Round Mountain and Maricunga), $40 million to tailings dam work (primarily Paracatu), and $150 million to sustaining capital expenditures.

Exploration and business development expenses for 2009 are forecast to be approximately $65 million. Further details on the Company’s exploration activity will be provided in the fourth quarter and year-end 2008 release.

The following table provides a summary of the 2009 production and cost of sales forecast by country:

Country	Production (Au equivalent oz)	Cost of sales per Au equivalent oz

Chile	450,000-500,000	$425-460

Brazil	580,000-650,000	$425-470

Russia	675,000-725,000	$265-290

United States	625,000-680,000	$440-490

Total forecast	2.4-2.5 million	$390-420

KINROSS GOLD CORPORATION	Kinross provides outlook for 2009

General and administrative expense is forecast to increase from approximately $100 million in 2008 to approximately $110 million in 2009.

Update on growth projects

Paracatu expansion

The ramp-up in production at the Paracatu expansion is advancing in accordance with the update provided in the Company’s third-quarter 2008 release, with mill throughput reaching approximately 60% of design capacity as of year-end 2008. The project is expected to reach full capacity within the first quarter of 2009.

As part of the expansion project, the Company expects to commence construction of a new tailing impoundment facility at Paracatu in May of 2009, subject to obtaining the requisite construction permit from government authorities. In addition, the Company is negotiating with local parties to acquire those land rights for the facility not presently owned by the Company, and expects to complete these negotiations before the end of the second quarter of 2009.

Fort Knox Project

Construction of the heap leach project at Fort Knox has been concluded for the season and is scheduled to restart in the spring.  Construction is complete on approximately 78% of the leach pad area required for initial ore placement and leaching. Start-up of leaching operations is scheduled to commence in the third quarter of 2009.

Lobo Marte

As previously announced, on December 16, 2008, Kinross acquired a 40% interest in Minera Santa Rosa SCM (“Minera”) from certain subsidiaries of Anglo American plc.  On January 7, 2009, Kinross’ previously announced purchase of the remaining 60% interest in Minera from a subsidiary of Teck Cominco Limited was closed in escrow pending registration of the share transfer by Chilean authorities.  The share transfer registration was completed on January 7, 2009 and the Company expects to clear escrow and complete the transaction on January 8, 2009, at which time Kinross will own 100% of Minera.

Minera owns 100% of the Lobo-Marte gold project located in the Maricunga district of northern Chile, roughly midway between Kinross’ Maricunga and La Coipa mines. This acquisition adds approximately 5.9 million ounces of gold resources to the front of Kinross’ development pipeline. Kinross has completed due diligence on the project and plans to begin a development program in early 2009. This work will involve drilling, design, engineering, metallurgical testing, with the expectation of upgrading the current resource base to an NI 43-101 compliant reserve.

Fruta del Norte

Kinross has substantially completed the integration of Aurelian Resources Inc., following its recent acquisition of the company, and is actively seeking to advance the Fruta del Norte project. Assuming successful passage of new legislation in support of responsible mining in Ecuador, the Company plans to invest approximately $45 million in 2009 to support re-commencement of the in-fill drilling program, advancement of project evaluation and environmental permitting, and implementation of an expanded community relations and corporate responsibility program.

KINROSS GOLD CORPORATION	Kinross provides outlook for 2009

Cerro Casale

At Cerro Casale, work is continuing on the update to the project’s technical-economic feasibility. Progress is being made with the project team substantially in place and numerous trade-off studies well underway.  A feasibility study is expected to be completed in the third quarter of 2009.

Other projects

The Company continues to evaluate opportunities to increase throughput and extend mine life at existing operations. As part of this process, the Company is presently evaluating expansion possibilities at Paracatu and Maricunga.

About Kinross

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.  Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: generating growth from core operations; expanding capacity for the future; attracting and retaining the best people in the industry; and driving new opportunities through exploration and acquisition.  Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media contact:	Investor relations contact:

Steve Mitchell Vice-President, Corporate Communications (416) 365-2726	Erwyn Naidoo Vice-President, Investor Relations (416) 365-2744 Lisa Doddridge Director, Investor Relations (416) 369-6480

1.	Unless otherwise stated, production and cost of sales figures in this release are based on Kinross’ share of Kupol production (75%).

2.	The factors to which goodwill is attributed include:

●
The expected ability of the Company to increase the reserves and resources at a particular mining property based on its potential to develop identified exploration targets existing on the properties which were part of the acquisitions;

●
The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties should gold prices change in the future; and

● The going concern value of the Company’s capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

The values associated with optionality and going concern value are not separately computed and accordingly the balance of goodwill is assigned to reporting units using a relative fair value methodology.

KINROSS GOLD CORPORATION	Kinross provides outlook for 2009

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release, including any information as to the future financial or operating performance of Kinross, constitute “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbour” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words “plans”, “expects,” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might”, or “will be taken”, “occur” or “be achieved” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and Management’s Discussion and Analysis, our offer and take-over bid circular recently filed in respect of Aurelian Resources Inc. ("Aurelian Bid Circular") or as otherwise incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, expansion and land acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of the new tailings facility) being consistent with our current expectations; (3) permitting and development at the Kettle River - Buckhorn project being consistent with Kinross’ current expectations; (4)  development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross’ current expectations; (5) permitting and development at the Kupol gold and silver project being consistent with our current expectations; (6) the Company’s publicly disclosed mineral reserves at Kupol are grandfathered under the Federal Strategic Investments Law and Amendments to Russian Subsoil Law in the Russian Federation consistent with the Company’s expectations; (7) the viability, permitting and development of the Fruta del Norte deposit being consistent Kinross’ current expectations; (8) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, that the repeal of Ecuador’s current mining mandate and the enactment of its new mining law is within a timeframe and is in substance consistent with Kinross’ current expectations; (9) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company’s current expectations; (10) the completion of Kinross’ purchase of the remaining 60% of the Lobo-Marte consistent with our current expectation; (11) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (12)  the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian ruble and the U.S. dollar being approximately consistent with current levels or as set out in this news release; (13) certain price assumptions for gold and silver; (14) prices for natural gas, fuel oil, electricity and other key supplies remaining consistent with current levels; (15) production and cost of sales forecasts meeting expectations; (16) the accuracy of our current mineral reserve and mineral resource estimates; and (17) labour and materials costs increasing on a basis consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which we do or may carry on business in the future; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect Kinross’ actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward-looking statements made in this news release are qualified by these cautionary statements, the “Risk Analysis” section of our most recently filed Management’s Discussion and Analysis, the “Risk Factors” section of our most recently filed Annual Information Form, the "Risk Factors Related to the Offer" section of our Aurelian Bid Circular and our other filings with the securities regulators of Canada and the U.S.  These factors are not intended to represent a complete list of the factors that could affect Kinross.  Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

KINROSS GOLD CORPORATION	Kinross provides outlook for 2009

Key sensitivities

Approximately 55%-60% of the Company’s costs are denominated in U.S. dollars.

A 10% change in foreign exchange could result in an approximate $5 impact in cost of sales per ounce.

A $10 change in the price of oil could result in an approximate $2 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $5 impact on cost of sales per ounce.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

KINROSS GOLD CORPORATION	Kinross provides outlook for 2009
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